SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 15, 2006

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

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information contained in this Form, is also thereby furnishing the information to the

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Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom presentations for 15 December 2006 Investor Day.

Business model transformation and financial stakes Gervais Pellissier Senior Executive Vice President Chief Financial Officer

€
7 bn: confirmed*
+1,2%
organic growth
Revenues
GOM rate : 36,8%
-1,7 pp vs 9M05
G.O.M rate
11,9% of sales
Capex
2006
organic
cash flow
full year guidance
confirmed
full year guidance
confirmed
9M 2006 2006 objective
* Adjusted from Pages Jaunes disposed at the end of 2006, pro forma organic cash flow is
€6,8 bn
3rd quarter results confirm full year objectives

2005-
2006
acceleration of PSTN revenue erosion
mobile growth slow down in matures
areas
internet strong development
3 play offers become a standard
2002-
2004
strong market growth due to mobile
continuous equipment
rather stable PSTN lines revenues
internet mass-market take-off
2007-
2008
PSTN erosion is slowing down
intense competition on mobile
market
large deployment of internet with
content and new services
Convergence becomes a reality
lower sales growth and GOM
rate decline
business model transformation
debt reduction and dividend
increase
Purchase of AMENA
sustained revenue growth
continuous increase of GOM
margin
financial credibility restored
Western Europe Market trend FT’s position
leading the industry
transformation
focus on shareholder return
and reach our debt-to-GOM
target ratio
< 2002
ICT bubble
large acquisitions leading to debt and
goodwill increase
sustained revenue growth
cash crisis
drastic change in the telco market

NExT has anticipated these changes

- 1st phase (June 2005) : the vision

  build an integrated customer experience

  develop contents & services

  build a global player for enterprises

  differentiate through customer care & professional services

- 2nd phase (February 2006) : organize and optimize

  setting-up a worldwide and matrix-based organization with strong country focus adapt cost structure

  improve marketing effectiveness through single brand and a ww service development platform

4

the group is at the edge of its businesses transformation

	trends for FT businesses	ambition
mature markets	internet services growth imply to change most of our processes new services + content take-off PSTN business slower decline	▪ strengthen market share and contain cost structure to achieve ASAP GOM rate stabilization ▪ lower capex
	mobile penetration is high and competition more intensive	▪ moderate increase of sales with GOM rate stability
emerging markets	continuous strong growth deployment of convergence in some targeted countries	▪ sustainable sales and GOM growth
enter-prise	on going transformation of business model towards IP growth in network service with lower GOM rate and capital requirement	▪ continue to develop network related service

5

6
+
-
2005 2006 2007 2008 2009
2007-2008
should slightly
increase
0
emerging countries
enterprise
mature markets
mature markets
emerging countries
growth
content &
new services
network related
services
FT growth engine

7
9M05
18% commercial
expenses
23% labor costs
21% interconnection
20% IT&N, general
expenses and other
16% capex
6,5 b
6,0 b
5,7 b
5,0 b
4,5 b
9M06
6,4 b
6,0 b
6,4 b
5,5 b
4,6 b
9M05-9M06
+0,5 b
+0,7 b
-0,1 b
9M 2006 group opex & capex
€
28,9b
(without Pages Jaunes)
9M 2005* group opex & capex :
€
27,7b
(without Pages Jaunes)
19% commercial
expenses
22% labor costs
21% interconnection
22% IT&N, general
expenses and other
16% capex
major tranformation of the cost structure is
needed to stabilize GOM
* Comparable basis

3 reasons for costs increase in 2006		3 reasons for costs containment in 2007-2008
interconnection costs stable despite price decline because of offers structure (abundance, bundles, etc.)	▶	design-to-cost to optimize operators fees
additional costs due to internet and new businesses mass market (field operation, hot lines, etc.)	▶	reduction of customer facing costs, offer rationalization, processes improvement,
commercial costs in a more intensive competition	▶	targeted allocation in conjunction with market potential, increase of direct channels

8

9 * comparable perimeter 2007 trend in % of sales commercial expenses labor costs interconnection other IT&N, general expenses, and other capex measures impact on cost containment for 2007

10
group capex evolution
+ 45 m
emerging
countries
9M05
9M06
€
4,5 bn
€
4,6 bn
mobile 3G
+SSP
+ 180 m
home
broadband
+SSP
(193) m
traditional
activities
83% are
IT&N
capex
+ 40 m
optimizing capex is key to free additional
resources and do more with same amount

11
€
6,8 bn confirmed*
nearly stabilize Gross Operating Margin rate thanks
to cost containment
G.O.M rate
capex
2007
organic
cash flow
* without Pages Jaunes sold at the end of 2006
2007 objectives
capex rate maintained

France Telecom Investor Day conclusion Didier Lombard CEO & Chairman

2 executing NExT convergence strategy to succeed in the new telco eco-system optimizing costs developing new business models balancing market shares & profitability

3 executing NExT convergence strategy to succeed in the new telco eco-system optimizing costs developing new business models balancing market shares & profitability what we have learned from today’s presentations
a strong commitment to cost reduction in 2007/2008
17,000 net
headcount
reduction
worldwide
(2006- 2008)
further
labor costs
decrease
IT and
networks
integration
500-800 million
euros savings
expected by
the end of 2008
commercial
expenses
stabilization
stabilized
as % of
revenues
field
operations
optimization
streamlined and
industrialized
processes

what we have learned from today’s presentations
France
UK
Spain
Orange
Business
Services
Emerging
markets
balance growth & profitability
focus on services
take full advantage of convergence
take the lead in IP transformation

2007 objectives

G.O.M rate	nearly stabilize Gross Operating Margin rate thanks to cost containment
Capex	capex rate maintained
2007 Organic Cash Flow	**€ 6,8 bn confirmed***

* without Pages Jaunes sold at the end of 2006

6

NExT use of cash policy is unchanged
debt reduction
target
increase
in shareholders
remuneration
external
growth
debt / EBITDA ratio below 2 by the end of  2008
selective and cautious strategy for acquisition policy
France Telecom will continue to examine opportunities in fast growing countries
distribution target for the coming years: between 40% and 45%
of organic cash flow.
dividend per share for financial year 2006 paid in 2007: indication of EUR1.2
capex
Maintain the current level in percentage of revenues
and free up resources to prepare the future
Organic Cash Flow

5 to 10%
of total revenues
through converged
services by
the end of 2008
convergence
everywhere
400 million euros
direct revenue
as earlier as
2007
content
everywhere
new
services
FTTH
cc.500 million euros
revenues
targeted
by 2010
Phase 2
launched in
2007/2008
Phase 3 in 2009
investments for fuelling future profitable growth

FTTH now entering phase 2:
pre deployment in 2007 and 2008
CAPEX for FTTH is consistent with our 2007-2008 Group guidance of 10-11% IT&N CAPEX to sales ratio
Offer FTTH in 10 additional major and medium cities
Starting with Lille, Lyon, Marseille, Poitiers, Toulouse on top of the Ile de France area
With 150 000 – 200 000 active customers by 2008
Total Capex: around 270 million euros cumulated 2007-2008
With pragmatic, focused tactical roll out
(in 000’s)
80  M€
190 M€
2007 CAPEX
estimates
2008 CAPEX
estimates
150-200
1,000 +
2008 target
subscribers home passed

conditions are now met for phase 2
ducts
indoor wiring
access
to content
“ we are working to create a propitious environment for very high-speed network development by encouraging
infrastructure sharing and particularly the reuse, whenever
possible, of existing ducts in the local loop.”
(Paul Champsaur, November 16th, 2006)
“first, the stakes and risks involved in very high-speed network investments (...) would seem to demand, from an economic
standpoint, that a share of the revenues earned by service
providers go to access providers. (...) I also think that the best guarantor of consumers’ freedom of choice is lively
competition, as is currently the case, not only in the
downstream broadband and very high-speed access market,
but also lively competition in the upstream content and
services market, particularly for audiovisual services”.
(Paul Champsaur, November 16th, 2006)
“
we feel that sharing indoor wiring is crucial”
(Paul Champsaur, November 16th, 2006)

FTTH will then enter Phase 3 : mass market roll out
Phase 1
Pilot
Phase 2
Pre-rollout
Phase 3
Mass market-rollout
after 2006 pilot successful completion, pre-rollout will start in 2007-2008, to be followed by mass market coverage
0
1,000
2,000
3,000
4,000
5,000
6,000
2006 2007 2008 2012
0
1,000
2,000
3,000 subscribers cost per subscriber

France Telecom's approach to transformation

share our vision with all stakeholders
be pragmatic
be pragmatic
leverage technology changes
manage technology changes
manage technology changes
anticipate usage & customer needs
anticipate usage & customer needs
anticipate usage & customer needs
anticipate usage & customer needs
orange™
create value for all stakeholders

thank you

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: December 15, 2006	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information